Exhibit 1
CHINA UNICOM LIMITED (Stock Code: 762)
(Incorporated in Hong Kong with limited liability under Companies Ordinance)
NOTIFICATION OF BOARD MEETING
This is to announce that a meeting of the Board of Directors of China Unicom Limited (the “Company”) will be held on Thursday, 27 March 2008 for the purpose of, among other matters, approving the financial results of the Company and its subsidiaries for the year ended 31 December 2007 and considering the payment of a final dividend.
As at the date of this announcement, the board of directors of the Company comprises:

Executive directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Yang Xiaowei,

Li Zhengmao, Li Gang, Zhang Junan and Miao Jianhua

Non-executive directors:	Lu Jianguo and Lee Suk Hwan

Independent	Wu Jinglian, Shan Weijian, Cheung Wing Lam, Linus, and

non-executive directors:	Wong Wai Ming

By Order of the Board

CHINA UNICOM LIMITED

CHU KA YEE

Company Secretary
Hong Kong, 5 March 2008

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